[redacted]

09058871

AB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Research Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 East Ninth Street, Suite 600
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Bosshard — (216) 649-7250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, Eric Bosshard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Research Company, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

PATRICK A. KOLOZVARY
NOTARY PUBLIC, STATE OF OHIO
Recorded in Cuyahoga County
My Comm. Expires Jan. 16, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEVELAND RESEARCH COMPANY, LLC

DECEMBER 31, 2008

TABLE OF CONTENTS

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

MEMBERS
CLEVELAND RESEARCH COMPANY, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Cleveland Research Company, LLC (the Company), as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleveland Research Company, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cohen Fund Audit Services

February 25, 2009
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 13,729,320
Accounts receivable - Trade	1,542,595
Accounts receivable - Other	7,749
Prepaid expenses	163,397
Property and equipment – Net	238,190
Deposits	14,469
	$ 15,695,720

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 152,074
Accounts payable - Affiliate	135,000
Commissions payable	3,429,974
Distributions payable	1,697,699
Accrued other	50,170
	5,464,917
Commitments	
Members' equity	10,230,803
	$ 15,695,720

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

Revenue	
Soft dollar revenue	$ 29,131,494
Commission income	6,457,621
	35,589,115
Expenses	
Commissions	16,159,440
Clearing fee	469,657
Management fee	135,000
Salaries	3,637,540
Payroll taxes	640,887
Employee benefits	437,515
401(k) match	126,043
Travel and entertainment	1,362,620
Office rent and utilities	287,871
Operations services	323,867
Professional fees	182,208
Telephone	155,800
Office supplies	117,606
FINRA registration fees	107,427
Subscriptions and dues	49,613
Conference fees	41,946
Equipment rental and maintenance	19,826
Depreciation	85,583
Legal	11,509
Training	15,853
Insurance	3,414
Postage and freight	16,230
Other	65,689
Total expenses	24,453,144
Income from operations	11,135,971
Other income (expense)	
Interest income	193,024
Loss on disposal of fixed assets	(4,479)
City income taxes	(147,246)
Total other income	41,299
Net income	$ 11,177,270

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Voting Class A	Non-Voting Class B	Total
BALANCE – JANUARY 1, 2008	$ 4,098,079	$ 1,304,029	$ 5,402,108
NET INCOME	7,729,001	3,448,270	11,177,271
CONTRIBUTIONS		30,000	30,000
DISTRIBUTIONS	(4,725,366)	(1,653,210)	(6,378,576)
BALANCE – DECEMBER 31, 2008	$ 7,101,714	$ 3,129,089	$ 10,230,803

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 11,177,271
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	85,583
Loss on disposal of fixed assets	4,479
Changes in operating assets and liabilities	
Accounts receivable - Trade	(197,336)
Accounts receivable - Other	27,308
Prepaid expenses	(79,453)
Deposits	(400)
Accounts payable and accrued expenses	76,620
Accounts payable - Affiliate	(41,000)
Commissions payable	891,181
Distributions payable	(1,352,702)
Deferred revenue	(100,000)
Accrued other	13,432
Net cash provided from operations	10,504,983
CASH FLOW USED IN INVESTING ACTIVITY	
Purchases of property and equipment	(9,005)
CASH FLOW USED IN FINANCING ACTIVITIES	
Members' capital contributions	30,000
Distributions	(6,378,576)
	(6,348,576)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,147,402
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	9,581,918
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 13,729,320
SUPPLEMENTAL INFORMATION	
City income taxes paid	$ 147,246

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Cleveland Research Company, LLC (the Company), was organized in the State of Ohio and is an equity research firm that provides services to selected investment firms located throughout the United States. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), the State of Ohio, and 5 other states. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement (the Agreement) or involuntarily pursuant to any regulatory action. All voting interests (Class A) of the Company are owned by Cleveland Research Management Company, LLC (the Parent).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Soft Dollar Revenue

The Company has soft dollar arrangements with its customers in which the customer will buy research data, and then the Company will wait for the customer to determine in good faith the commission to be paid, based on the value of the brokerage and research services received. The Company recognizes soft dollar revenue at the time it is notified of the amount of soft dollars the customer is going to pay the Company.

Commissions

Commissions and related clearing expenses are reported on a trade date basis.

Cash and Cash Equivalents

At December 31, 2008, the Company's cash accounts, which are substantially all held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Credit Policies (Continued)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management at December 31, 2008, all accounts receivable were considered collectible and no allowance was necessary.

Depreciation

Depreciation of property and equipment is provided by the use of the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

One customer comprised approximately 16% of revenue during the year ended December 31, 2008. The same customer also comprised approximately 33% of the accounts receivable balance at December 31, 2008.

Income Taxes

The Company is an Ohio limited liability company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2009. FASB is presently preparing guidance for the adoption of FIN 48 for pass-through entities. Once this guidance is available, management of the Company will evaluate the impact, if any, that FIN 48 will have on the financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and consist of the following at December 31, 2008:

Furniture and equipment	$ 441,978
Less: Accumulated depreciation	203,788
Property and equipment – Net	$ 238,190

4. COMMITMENTS

The Company leases office space and office equipment under operating leases expiring at various dates through May 2013.

Minimum annual rents under these agreements as of December 31, 2008, are as follows:

Year ending December 31,	
2009	$ 292,742
2010	297,153
2011	84,507
2012	15,420
2013	6,425
	$ 696,247

The Company received an incentive on an office lease agreement with annual increases in rent throughout its term. The Company has deferred rent of $50,170 at December 31, 2008.

Rent expense amounted to approximately $283,000 during the year.

NOTES TO THE FINANCIAL STATEMENTS

5. RETIREMENT SAVINGS PLAN

The Company has a profit-sharing 401(k) plan covering substantially all Company employees. Participants become eligible to participate upon being hired and may enter the plan on the first day of the month coinciding with or next following the date of hire. Employees are able to contribute up to statutorily defined limits. Additionally, the plan requires employer matching contributions at 50% of employee salary deferrals up to the first 6% of an employee's salary and allows for a discretionary employer contribution. The Company contributed approximately $126,000 for the year ended December 31, 2008.

6. RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent. Expenses related to this agreement amounted to $135,000 during the year and such amounts are included in accounts payable - affiliate at December 31, 2008.

7. MEMBERS' EQUITY

The Company has two classes of membership interests, Voting Class A Interests (Class A) and Non-Voting Class B Interests (Class B). The significant features are as follows:

Drag-Along Rights of Class A

If the Class A members of the Company intend to sell their entire interest in the Company to any person, the Class A members must first notify all members of such intended transfer at least 15 days prior to the proposed date of the transaction. The drag-along right of the Class A members requires the Class B members to sell their entire interest on the same terms and conditions as established in the notice.

Tag-Along Rights of Class A

If any Class A member or group of Class A members give notice that they wish to sell more than 50% of the total Class A interests of the Company to one or more third persons, then the Class B members will have the right to sell that number of Class B interests held by the Class B members in the same percentage and on the same terms and conditions as set forth in the notice.

Distributions

The Company is governed by a management committee, which is comprised of members of the Parent. In accordance with the Agreement, the Company is required to distribute, to the extent possible, sufficient cash to enable its members to pay federal and state income taxes arising from profits of the Company. All distributions other than those for income taxes are at the discretion of the management committee. The Company records the distributions when they are declared by the management committee.

NOTES TO THE FINANCIAL STATEMENTS

7. MEMBERS' EQUITY (Continued)

Distributions (Continued)

During the year, $4,896,684 of distributions were declared to cover federal and state income taxes. $1,215,807 of this amount was paid subsequent to December 31, 2008, and is included in distributions payable at December 31, 2008.

The management committee declared and paid a discretionary distribution to its Parent in the amount of $1,000,000. Also, the management committee declared an additional discretionary distribution in the amount of $481,892 to be paid to certain Class B members of the Company. Such amount is included in distributions payable at December 31, 2008.

8. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $8,468,010, which was $8,103,683 in excess of its required net capital of $364,327.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2008, the ratio was .65 to 1.

9. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL		
Total members' equity from statement of financial condition		$10,230,803
Less: Non-allowable assets		
Unsecured receivables	$1,338,988	
Accounts receivable - Other	7,749	
Prepaid expenses	163,397	
Property and equipment	238,190	
Deposits	14,469	(1,762,793)
NET CAPITAL		$ 8,468,010
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL		
Liabilities from statement of financial condition		$ 5,464,917
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 364,327
MINIMUM REQUIRED NET CAPITAL		$ 5,000
NET CAPITAL REQUIREMENT		$ 364,327
EXCESS NET CAPITAL		$ 8,103,683
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.65 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2008, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there are no audit adjustments.

SCHEDULES II AND III -
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

MEMBERS
CLEVELAND RESEARCH COMPANY, LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Cleveland Research Company, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

February 25, 2009
Westlake, Ohio

focused.
experienced.
responsive.

CLEVELAND RESEARCH
COMPANY, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

Cohen
Fund Audit Services